SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES NEW BASE (NO.71) AT BRATISLAVA

                                        2 AIRCRAFT, $200M INVESTMENT

                    16 ROUTES INCLUDING MADRID, 1M CUSTOMERS P.A.

Ryanair, Europe's favourite low fares airline, today (13 Nov) announced it would open its 1st Slovakian base (base No.71) at Bratislava in March 2015 with 2 based aircraft and 16 routes including 1 new route to Madrid which will deliver almost 1 million customers p.a. and support 1,000 "on-site" jobs*, as Ryanair invests over $200m at Bratislava.

Ryanair's new Bratislava base will deliver:

• 2 based aircraft
• 16 routes in total
• 1 new route to Madrid
• 60 weekly flights
• 1 million customers
• 1,000* "on site" jobs p.a.

Ryanair celebrated its new Bratislava base by releasing 100,000 seats for sale across its European network, at prices from €19.99 for travel in December, January and February. These low fare seats are available for booking until midnight Monday (17 Nov).

16 BRATISLAVA S15 ROUTES

London Stansted	2 x daily
Dublin	1 x daily
London Luton	4 x weekly
Milan	4 x weekly
Rome	4 x weekly
Birmingham	3 x weekly
Brussels	3 x weekly
Liverpool	3 x weekly
Madrid	3 x weekly NEW
Paris	3 x weekly
Alghero	2 x weekly
Barcelona Girona	2 x weekly
Edinburgh	2 x weekly
Malaga	2 x weekly
Palma	2 x weekly
Trapani	2 x weekly

In Bratislava, Ryanair's Michael O'Leary said:

"Ryanair is pleased to announce its 71st base in Bratislava from March 2015, offering 16 exciting routes in total including Dublin, Madrid, Milan and London Stansted  which will deliver almost 1 million passengers annually and support 1,000* "on-site" jobs, as Ryanair invests over $200m at Bratislava Airport.

Ryanair customers in Bratislava can choose from 16 routes next summer, while enjoying allocated seating, a free 2nd carry-on bag, reduced fees, a new website, a brand new app with mobile boarding passes, and our new Family Extra and Business Plus services, making Ryanair the ideal choice for families, business and leisure travellers.

To celebrate our new Bratislava base and new route to Madrid, we are releasing 100,000 seats for sale across our European network, at prices from €19.99 for travel in December, January and February"

 *ACI research confirms up to 1,000 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:         Robin Kiely                             Klaudia Kalazna
                                    Ryanair Ltd                            Ryanair Ltd
                                    Tel: +353-1-9451212           Tel: +353-1-9451778
                                    press@ryanair.com              kalaznak@ryanair.com

                                   Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 13 November, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary